Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACTSHEET (U6133)

Contingent Coupon Callable Yield Notes

Linked to the Lowest Performing of the Russell 2000® Index and the iShares® MSCI Emerging Markets ETF

Offering Period: September 1, 2021 – September 16, 2021

Summary Product Terms

CUSIP	22552XUC5
Issuer	Credit Suisse AG (London branch)
Principal Amount	$1,000 per security
Term	3 years (if not redeemed early by the Issuer)
Trade Date	September 17, 2021
Settlement Date	September 22, 2021
Key Dates	See the applicable pricing supplement
Valuation Date	September 18, 2024
Maturity Date	September 23, 2024
Underlyings	Russell 2000® Index iShares® MSCI Emerging Markets ETF
Initial Level	The closing level of such Underlying on the Trade Date
Final Level	The closing level of such Underlying on the Valuation Date
Underlying Return	(Final Level – Initial Level) / Initial Level
Lowest Performing Underlying	The Underlying with the lowest Underlying Return
Contingent Coupon Amount	At least $40.75 per period (approximately 8.15% p.a.)
Coupon Barrier Level	For each Underlying, approximately 70% of its Initial Level
Contingent Coupon Payment Frequency	Semi-annually
Coupon Barrier Observation Frequency	Semi-annually
Knock-In Level	For each Underlying, approximately 70% of its Initial Level
Early Redemption Frequency	Semi-annually

Hypothetical Redemption Amounts

*The hypothetical Redemption Amounts set forth below are for illustrative purposes only and may not be the actual returns applicable to you. They assume (i) a Knock-In Level of 70% and (ii) the securities are not redeemed early by the Issuer and are held to maturity. The numbers appearing in the table have been rounded for ease of analysis. This table does not include any contingent coupon payments on the securities.

Underlying Return of Lowest Performing Underlying	Return on the Securities*	Redemption Amount per $1,000 Principal Amount
50%	0%	$1,000
25%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	0%	$1,000
-30%	0%	$1,000
-31%	-31%	$690
-50%	-50%	$500
-75%	-75%	$250
-100%	-100%	$0

Payoff Description

Contingent Coupon Payment

Unless the securities have been previously redeemed at the Issuer’s option, if, on any Observation Date, each Underlying closes at or above its Coupon Barrier Level, you will receive the Contingent Coupon Amount.

Otherwise, no contingent coupon will be paid.

Early Redemption

The Issuer may redeem the securities on any Early Redemption Date upon notice to the trustee on or before the preceding Observation Date. In this scenario, you will receive the Principal Amount (and the contingent coupon, if any). No further payments will be made on the securities.

Redemption Amount at maturity

Unless the securities have been previously redeemed at the Issuer’s option, if, on the Valuation Date, each Underlying closes at or above its Knock-In Level, you will receive the Principal Amount (and the contingent coupon).

However, if at least one Underlying closes below its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

Any payment on the securities is subject to our ability to pay our obligations as they become due.

Final terms will be determined on the Trade Date and will be provided in the pricing supplement. The actual contingent coupon rate will not be lower than the rate displayed in this document and the Knock-In Levels and Coupon Barrier Levels will not be greater than the levels set forth herein. Please see the accompanying preliminary pricing supplement for more information.

Selected Risk Considerations

The risks set forth below are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Selected Risk Considerations” section herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

•	Risks Relating to the Securities Generally
o	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If any Underlying closes below its Knock-In Level, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
o	The securities will not pay more than the principal amount of securities you hold plus contingent coupons, if any.
o	The securities do not provide for regular fixed interest payments. If any Underlying closes below its Coupon Barrier Level on an Observation Date, no contingent coupon will be paid with respect to that Observation Date.
o	Contingent coupons, if any, are paid on a periodic basis and are based solely on the closing levels of the Underlyings on the specified Observation Dates.
o	More favorable terms to you are generally associated with an Underlying with greater expected volatility and therefore can indicate a greater risk of loss. You should therefore understand that a relatively higher contingent coupon may indicate an increased risk of loss.
o	The securities are subject to Early Redemption, which exposes you to reinvestment risk and may limit your ability to be paid contingent coupons over the full term of the securities.
o	The U.S. federal tax consequences of an investment in the securities are unclear.
•	Risks Relating to the Underlyings
o	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.
o	Although shares of the iShares® MSCI Emerging Markets ETF (the “Reference Fund”) are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Reference Fund or that there will be liquidity in the trading market.
o	The performance and market value of the Reference Fund, particularly during periods of market volatility, may not correlate to the performance of the index tracked by the Reference Fund.
o	Some or all of the assets included in the Reference Fund are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.
o	The Reference Fund is exposed to the political and economic risks of emerging market countries.
o	Because the prices of the equity securities included in the Reference Fund are converted into U.S. dollars for purposes of calculating the level of the Reference Fund, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Reference Fund trade.
o	The Redemption Amount will be less than the principal amount of securities you hold even if only one Underlying closes below its Knock-In Level on the Valuation Date. The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

o	Your return on the securities will not reflect the return you would realize if you actually owned shares of the Reference Fund or the assets that comprise the Underlyings.
o	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to shares of the Reference Fund or the assets that comprise the Underlyings.
o	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlyings and could negatively affect your return on the securities.
•	Risks Relating to the Issuer
o	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
o	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Risks Relating to Conflicts of Interest
o	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	Risks Relating to Estimated Value and Secondary Market Prices of the Securities
o	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.
o	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
o	Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $940 and $990 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)), and the estimated value of the securities on the Trade Date may be less than the price to public.
o	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
o	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

Important Notice

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 30, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020,

Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010321013152/dp157107_424b2-u6133.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.

Please note that “we” and “our” refer to Credit Suisse AG and its affiliates in this document.

CREDIT SUISSE SECURITIES (USA) LLC credit-suisse.com

Copyright © 2021 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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